

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 12, 2006

By U.S. Mail and Facsimile

Mr. Bruce J. Labovitz
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road
Suite 510
Reston, VA 20190

> **Re: Comstock Homebuilding Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 001-32375**

Dear Mr. Labovitz:

We have reviewed your response letter dated November 22, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1. In regard to your responses to prior comments three, four and eight, please tell us when you expect to file amendments to your Form 10-K for the fiscal year ended December 31, 2005 and Forms 10-Q for the fiscal quarter ended March 31, 2006 and the fiscal quarter ended June 30, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005

Prior Comment Two – Segment Reporting

2. We note your response to prior comment two. In this regard, please supplementally provide us copies of the internal reports the Land Committee used to manage and operate your business for the year ended December 31, 2005 and the 2006 quarterly periods.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 6 – Capitalized Interest and Real Estate Taxes, page 9

3.   We note the balance of your real estate held for development and sale and your rollforward of capitalized interest at September 30, 2006. It appears that a significant amount of your total inventory is land under development. Given the slowing housing market, please tell us if you have suspended your activities related to preparing any of this land for its intended use, such that you would need to reduce the amount of interest you are capitalizing and increase the amount of interest you are expensing in accordance with SFAS 34. If so, please tell us what impact you expect this to have on your results of operations going forward.

Note 10 – Credit Facility Covenants, page 12

4.   Please tell us the status of the stand-still agreement with Bank of America that was due to expire on November 24, 2006.

Item 1A. Risk Factors, page 31

5.   We note your reference that you have offered certain sales incentives due to the weakening demand. If you are using any incentives other than a decrease in the sales price of the home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66. To the extent that the use of incentives is more prevalent in certain markets than others, or that certain markets have seen more of a slow-down than others, please address this in your MD&A analysis as part of providing your investors with a view of the company through the eyes of management.

6.   We note your reference to higher cancellation rates. In future filings, please address this and the resulting impact on your new orders in your MD&A.

Exhibit 31 - Certifications

7.   We note the following error related to your certifications required by Exchange Act Rule 13a-14(a):

   •   paragraph 4(a) has replaced the words "those entities" with "that entity".

   In future filings, please revise your certifications to use the exact wording as provided in Item 301(b)(31)(i) of Regulation S-K.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief